# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Inventiva S.A., CIK 0001756594
CUSIP: 46124U107
Title of class of securities: Ordinary Shares, nominal value (euro)0.01 per share
Address of issuer's principal executive offices: 50 RUE DE DIJON, DAIX, France (I0), 21121
Date of event which requires filing of this statement: 11/17/2025
Amends the filing with accession number 0000921895-20-002022
Filed by CIK 0000918923
Persons authorized to receive notices and communications: JAMES KRATKY, BVF PARTNERS L.P., 44 Montgomery St., 40th Floor, San Francisco, California (CA), 94104, 415-525-8830

## Reporting persons
- BIOTECHNOLOGY VALUE FUND L P (CIK 0000918923): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 5,654,825; sole dispositive power 0; shared dispositive power 5,654,825; aggregate amount beneficially owned 5,654,825 (2.9% of the class)
- BVF I GP LLC (CIK 0001803805): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,654,825; sole dispositive power 0; shared dispositive power 5,654,825; aggregate amount beneficially owned 5,654,825 (2.9% of the class)
- BIOTECHNOLOGY VALUE FUND II LP (CIK 0001102444): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 3,321,861; sole dispositive power 0; shared dispositive power 3,321,861; aggregate amount beneficially owned 3,321,861 (1.7% of the class)
- BVF II GP LLC (CIK 0001803806): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,321,861; sole dispositive power 0; shared dispositive power 3,321,861; aggregate amount beneficially owned 3,321,861 (1.7% of the class)
- Biotechnology Value Trading Fund OS LP (CIK 0001660683): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 397,086; sole dispositive power 0; shared dispositive power 397,086; aggregate amount beneficially owned 397,086 (0.2% of the class)
- BVF Partners OS Ltd. (CIK 0001660684): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 397,086; sole dispositive power 0; shared dispositive power 397,086; aggregate amount beneficially owned 397,086 (0.2% of the class)
- BVF GP HOLDINGS LLC (CIK 0001803809): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,976,686; sole dispositive power 0; shared dispositive power 8,976,686; aggregate amount beneficially owned 8,976,686 (4.7% of the class)
- BVF PARTNERS L P/IL (CIK 0001055947): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,569,863; sole dispositive power 0; shared dispositive power 9,569,863; aggregate amount beneficially owned 9,569,863 (4.99% of the class)
- BVF INC/IL (CIK 0001056807): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,569,863; sole dispositive power 0; shared dispositive power 9,569,863; aggregate amount beneficially owned 9,569,863 (4.99% of the class)
- LAMPERT MARK N (CIK 0001233840): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,569,863; sole dispositive power 0; shared dispositive power 9,569,863; aggregate amount beneficially owned 9,569,863 (4.99% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value (euro)0.01 per share
Name of issuer: Inventiva S.A.
Address of issuer's principal executive offices: 50 RUE DE DIJON, DAIX, France (I0), 21121
Comment: This statement relates to the Ordinary Shares, nominal value (euro)0.01 per share (the "Shares"), of Inventiva S.A., a corporation organized under the laws of France (the "Issuer"), and to American Depositary Shares of the Issuer ("ADSs"), each of which represents one Share. This Amendment No. 6 to the Schedule 13D is being filed due to a change in the percentage of the outstanding number of Shares and ADSs owned by the Reporting Persons solely due to an increase in the number of Shares and/or ADSs outstanding.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on a denominator which is the sum of: (i) 145,951,274 Shares outstanding (including Shares underlying ADSs) as of October 20, 2025, which is the total number of Shares outstanding as reported in the Issuer's Press Release issued on October 20, 2025, and (ii) 44,805,193 ADSs issued following the closing of the Issuer's offering (including the underwriters' full exercise of an option to purchase additional ADSs) as disclosed in Exhibit 99.1 to the Issuer's Report of Foreign Issuer on From 6-K filed with the Securities and Exchange Commission on November 17, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

As of the date hereof, the Reporting Persons and the Partners Managed Account held an aggregate of 10,103,703 T2 PFW-BSAs, exercisable into an aggregate of 19,197,036 Shares. As of the date hereof, the T2 PFW Beneficial Ownership Limitation limits the exercise of the T2 PFWs held by the Reporting Persons and the Partners Managed Account to 1,024,364 Shares underlying the T2 PFWs held by them. The Warrants may not be exercised until the Warrant Exercise Event.

As of the date hereof, the Reporting Persons and the Partners Managed Account held an aggregate of 8,231,034 T1 BSAs and 1,872,668 T1 bis BSAs, exercisable into an aggregate of 8,231,034 Shares and 1,872,668 Shares, respectively. As of the date hereof, the T1 BSA Beneficial Ownership Limitation and the T1 bis BSA Beneficial Ownership Limitation prohibits the exercise of all of the T1 BSAs and T1 bis BSAs held by the Reporting Persons and the Partners Managed Account.

As of the date hereof, (i) BVF beneficially owned 5,654,825 Shares, including 451,003 Shares underlying ADSs and 1,024,364 Shares underlying certain T2 PFWs held by it, and excluding (a) 3,974,936 Shares issuable upon the exercise of the T1 BSAs held by it, (b) 979,028 Shares issuable upon the exercise of the T1 bis BSAs held by it and (c) 9,197,858 Shares issuable upon the exercise of certain T2 PFW-BSAs held by it, representing percentage ownership of approximately 2.9% of the Shares outstanding, (ii) BVF2 beneficially owned 3,321,861 Shares, including 234,997 Shares underlying ADSs and excluding (a) 3,640,567 Shares issuable upon the exercise of the T1 BSAs held by it, (b) 767,394 Shares issuable upon the exercise of the T1 bis BSAs held by it and (c) 7,161,058 Shares issuable upon the exercise of the T2 PFW-BSAs held by it, representing percentage ownership of approximately 1.7% of the Shares outstanding, (iii) Trading Fund OS beneficially owned 397,086 Shares, including 40 Shares underlying ADSs and excluding (a) 470,954 Shares issuable upon the exercise of the T1 BSAs held by it, (b) 105,296 Shares issuable upon the exercise of the T1 bis BSAs held by it and (c) 1,307,094 Shares issuable upon the exercise of the T2 PFW-BSAs held by it, representing percentage ownership of less than 1% of the Shares outstanding, and (iv) 196,091 Shares were held in the Partners Managed Account, excluding (a) 144,577 Shares issuable upon the exercise of the T1 BSAs held in the Partners Managed Account, (b) 20,950 Shares issuable upon the exercise of the T1 bis BSAs held in the Partners Managed Account and (c) 506,662 Shares issuable upon the exercise of the T2 PFW-BSAs held by it, representing percentage ownership of less than 1% of the Shares outstanding.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 5,654,825 Shares beneficially owned by BVF, representing percentage ownership of approximately 2.9% of the Shares outstanding.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 3,321,861 Shares beneficially owned by BVF2, representing percentage ownership of approximately 1.7% of the Shares outstanding.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 397,086 Shares beneficially owned by Trading Fund OS, representing percentage ownership of less than 1% of the Shares outstanding.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 8,976,686 Shares beneficially owned in the aggregate by BVF and BVF2, representing percentage ownership of approximately 4.7% of the Shares outstanding.

Partners, as the investment manager of BVF, BVF2, Trading Fund OS and the Partners Managed Account and the sole member of Partners OS, may be deemed to beneficially own the 9,569,863 Shares beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and held in the Partners Managed Account, representing percentage ownership of approximately 4.99% of the Shares outstanding.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 9,569,863 Shares beneficially owned by Partners, representing percentage ownership of approximately 4.99% of the Shares outstanding.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 9,569,863 Shares beneficially owned by BVF Inc., representing percentage ownership of approximately 4.99% of the Shares outstanding.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The Reporting Persons have not entered into any transactions in the securities of the Issuer during the past sixty days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of the close of business on November 17, 2025, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares and/or ADSs.

## Signatures
- BIOTECHNOLOGY VALUE FUND L P: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (11/19/2025)
- BVF I GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (11/19/2025)
- BIOTECHNOLOGY VALUE FUND II LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (11/19/2025)
- BVF II GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (11/19/2025)
- Biotechnology Value Trading Fund OS LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (11/19/2025)
- BVF Partners OS Ltd.: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (11/19/2025)
- BVF GP HOLDINGS LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (11/19/2025)
- BVF PARTNERS L P/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (11/19/2025)
- BVF INC/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (11/19/2025)
- LAMPERT MARK N: /s/ Mark N. Lampert, Mark N. Lampert (11/19/2025)